Exhibit 99.1

Alpha Tau and Samsung Medical Center Sign MOU to Explore Clinical Trial of Alpha DaRT® for Pancreatic Cancer Patients in Korea

- MOU relates to a potential clinical trial in South Korea, Alpha DaRT’s first, at Samsung Medical Center (SMC) in Seoul, ranked fifth in the world and number one in Korea in oncology -

- In Korea, only about one in five pancreatic cancer patients undergo surgery, and the disease’s death rate rose over 6% in 2025, the steepest increase among major cancers -

JERUSALEM, Oct. 22, 2026 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced the signing of an MOU in Seoul, South Korea, with Samsung Medical Center (SMC), regarding a potential clinical trial in pancreatic cancer patients. Any such trial would be subject to regulatory and ethics committee approvals.

Pancreatic cancer is one of Korea’s deadliest cancers. It is now the country’s fourth leading cause of cancer death, and unlike most cancers in Korea, its death rate has continued to rise. In 2023, 9,748 Koreans were diagnosed with the disease, and its five-year relative survival rate of 17.0% is the lowest of any cancer in the country. Fewer than one in six patients are diagnosed while the cancer is still confined to the pancreas, and more than four in ten are diagnosed only after it has already spread to distant organs.

SMC is ranked fifth in the world and number one in Korea in oncology. Its Pancreatobiliary Cancer Center combines a multidisciplinary team, a fast-track pathway for diagnosis and treatment, and a high-volume surgical program that has performed more than 4,000 pancreatectomies for pancreatic cancer between 2008 and 2025. (Courtesy of SMC)

Uzi Sofer, CEO of Alpha Tau, stated: “Signing this MOU with Samsung Medical Center, one of the world’s leading medical centers, is an important step forward in our goal to bring Alpha DaRT to cancer patients wherever they are. With Korea, our pancreatic cancer program could potentially span six countries across North America, Europe, the Middle East and Asia. I am grateful for SMC’s confidence in Alpha Tau and for the opportunity to explore the potential of Alpha DaRT to benefit its patients.”

Hee-Chul Kim, EVP of Samsung Medical Center, General Director of Samsung Comprehensive Cancer Center (SCCC), stated: “Pancreatic cancer remains one of the most challenging cancers to treat, and treatment options are limited for many patients. We hope this MOU will help us explore new possibilities for these patients. We will carefully review the clinical application of Alpha DaRT and do our best to strengthen our own research capabilities.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company focused on the research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to primarily affect the tumor and to spare healthy tissue surrounding it.

About Samsung Comprehensive Cancer Center

Samsung Comprehensive Cancer Center (SCCC) is guided by respect for life, striving for excellence in patient care, research, and education to help people lead healthier, happier lives. Since opening in 2008 as Korea’s first and largest cancer center of its kind, SCCC has continued to expand its capabilities, establishing the Supportive Care Center (2014), the Proton Therapy Center (2016), the CAR T-Cell Therapy Center (2021), and the Precision Oncology Therapeutics Center (2022). In 2023, SCCC signed MOUs with Gustave Roussy and Charité to strengthen its global collaboration, and in 2024 it opened the Institute for Quality of Life in Cancer. In 2026, SCCC achieved ICHOM Level 1 accreditation and signed an MOU with EORTC. SMC was ranked fifth in the world and first in Korea in oncology in Newsweek’s World’s Best Specialized Hospitals 2027.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. Other than its marketing approval in Japan for unresectable locally advanced or locally recurrent head and neck cancer, the Alpha DaRT treatment has not been approved for commercialization or for use outside of an approved clinical trial. In addition, any statements or information that refer to the Alpha DaRT treatment in pancreatic cancer patients, including a potential collaboration with Samsung Medical Center, the planned clinical trial in Korea and the timing of the required regulatory and ethics committee approvals, the potential benefits and associated risks, safety, feasibility and efficacy, future applications and uses, and other expectations, beliefs and plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

Samsung Medical Center Media Contact:

Su-sung Kim, Team Leader, Communications Team, Samsung Medical Center, +82-2-3410-3042,